Exhibit 1.01
Whirlpool Corporation
Conflict Minerals Report
For the year ended December 31, 2015

1.	Executive Summary
Whirlpool Corporation is committed to complying with federal laws and regulations requiring disclosure of the use of conflict minerals. Since 2013, we have established a formal Program Management Office, organized a cross-functional executive steering committee, proactively administered an internationally recognized due diligence framework, and defined an internal management system to oversee our supply chain due diligence process. We have evaluated our global supply chain and surveyed 100% of our in-scope suppliers to understand potential risks in their supply chains, organized and analyzed their responses and have filed an annual Conflict Minerals Report to share our due diligence process.
While our continued efforts in 2015 have not provided us with enough information to conclusively determine whether our products contain 3TG that directly or indirectly financed or benefited armed groups in the DRC Zone, our efforts in 2015 have improved supply chain transparency and created further awareness within the organization regarding conflict minerals compliance that will allow us to further improve due diligence and mitigate risk in 2016 and beyond.
Details of the process we have followed and the results to date can be found in this report, and within our Conflict Minerals Policy, both of which are located online at:                http://www.whirlpoolcorp.com/supplier-code-of-conduct/

2.	Introduction

2.1 Section 1502 of the Dodd-Frank Act
Pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”), the Securities and Exchange Commission (the “SEC’) adopted a rule imposing reporting requirements on issuers if their products contain metals derived from minerals defined as “conflict minerals,” which currently include cassiterite (the metal ore from which tin is extracted), columbite-tantalite (the metal ore from which tantalum is extracted), wolframite ( the metal ore used to produce tungsten), and gold. Other minerals may be added at the discretion of the United States Secretary of State. These minerals – tin, tantalum, tungsten and gold – are referred to collectively as “3TG” or “3TG minerals”.
Section 1502 of the Act is intended to discourage funding for armed conflict in the Democratic Republic of Congo and adjoining countries (“DRC Zone”), where some of the world’s supply of 3TG is mined. The SEC’s conflict minerals rule requires all companies subject to reporting under the Securities Exchange Act of 1934 to determine whether any of their products contain 3TG minerals necessary to the functionality or production of the products they manufacture or contract to manufacture. If a company’s products do contain 3TG minerals, the company must file a Form SD annually and conduct a reasonable country of origin inquiry (“RCOI”) regarding the source of those 3TG minerals. If as a result of its RCOI, the company knows or has reason to believe that its 3TG minerals were sourced from the DRC Zone and are not from recycled or scrap sources, the company must file as an exhibit to its Form SD a Conflict Minerals Report (“Report”) describing the company’s measures to determine the source and chain of custody of any 3TG minerals in those products.
2.2 Company Overview

Whirlpool Corporation, the world’s leading global manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool’s reportable segments consist of North America, EMEA (Europe, Middle East and Africa), Latin America and Asia. As of December 31, 2015, Whirlpool had approximately 97,000 employees.
Whirlpool manufactures products in 14 countries and markets products in nearly every country around the world under brand names such as Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, Bauknecht, Jenn-Air and Indesit.
In 2015, we continued integrating Indesit Company S.p.A. (“Indesit”) and Hefei Rongshida Sanyo Electric Co. Ltd. (“Hefei Sanyo”), each of which we acquired in the fourth quarter of 2014, into Whirlpool’s operations. These entities are not subject to the conflict minerals reporting requirements for the 2015 calendar year. In July 2015, we acquired American Dryer Corporation (“ADC”), and will include ADC in our conflict minerals reporting for calendar year 2017.
Whirlpool maintains an internet website at http://www.whirlpoolcorp.com. A copy of this Report can be found at http://www.whirlpoolcorp.com/supplier-code-of-conduct/.
2.3 Products
Whirlpool manufactures and markets a full line of major home appliances and related products. Our principal products are laundry appliances, refrigerators and freezers, cooking appliances, dishwashers, mixers and other small domestic appliances. We also produce hermetic compressors for refrigeration systems.
As used in this Report, and except where the context otherwise requires, “Whirlpool,” “we,” “us,” and “our” refer to Whirlpool Corporation and its consolidated subsidiaries.
3. Reasonable Country of Origin Inquiry (“RCOI”)
We conducted an inquiry of our suppliers according to steps 1 and 2 of the internationally recognized due diligence framework developed by the Organisation for Economic Cooperation and Development (“OECD”) titled “OECD Due Diligence Guidance for Responsible Supply Chains of Materials from Conflict-Affected and High-Risk Areas”.

We used a global risk-based approach, to identify direct suppliers providing products to Whirlpool which we considered to be at risk of containing 3TG minerals (“in-scope suppliers”), and therefore subject to RCOI efforts. We require these suppliers to complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict Free Sourcing Initiative (“CFSI”). All in-scope suppliers were sent a letter, which included instructions on how to complete the CMRT. Details regarding Whirlpool’s policy and conflict minerals tools and resources were also provided in the letter to communicate our expectation of suppliers and to improve supplier reporting. The information which we received was entered into an electronic database which facilitates information processing and analysis. We surveyed 2,090 suppliers for calendar year 2015.
OECD Step 1: Establish Strong Management Systems
Policy
To ensure that our conflict minerals due diligence and management systems address risks associated with 3TG minerals from the DRC Zone, we developed and published a Conflict Minerals Policy Statement (the “Policy Statement”) and established internal management systems to support supply chain due diligence. The Policy Statement is available to the public on Whirlpool’s website at http://www.whirlpoolcorp.com/supplier-code-of-conduct/ and has been communicated to involved internal and external parties.
Internal Management Systems
Our internal management system includes senior management with the necessary expertise, knowledge and experience overseeing the supply chain due diligence process.
Whirlpool established a Conflict Minerals Steering Committee (the “Steering Committee”) comprised of representatives from multiple internal organizations, including procurement, legal, communications, global information systems, internal audit, and accounting. The Steering Committee includes certain members of the Company’s Executive Committee, which is a committee comprised of the Company’s executive leadership. The Steering Committee meets regularly to develop and oversee strategic plans to achieve compliance with the conflict minerals regulation.
Whirlpool also established a Global Program Management Office (“Global PMO”) to lead the conflict minerals compliance program, including the establishment of processes and procedures to implement the Policy Statement. The members of the Global PMO include representatives from materials technology, procurement, legal, communications, finance and internal audit departments. Each of Whirlpool’s reporting segments established a regional Program Management Office to support the Global PMO in executing conflict minerals compliance program activities. The Global PMO periodically reports the status of its conflict minerals compliance program to the Steering Committee. The Global and Regional PMO’s also hold regularly scheduled calls to monitor and discuss progress in executing RCOI and due diligence measures. Whirlpool has invested in software systems and processes to collect, review and retain information received from suppliers.

System of Controls and Transparency
Whirlpool relies on its first tier suppliers to provide information on the origin of 3TG minerals present in commodities, parts or components included in its products based on the global risk assessment performed. In addition, we sent the CMRT to in-scope suppliers to gather information on the chain of custody of the necessary 3TG minerals included in our products. The status of our RCOI and due diligence efforts is reported to our Steering Committee and PMO teams on a regular basis.
Engagement with Suppliers
Whirlpool incorporated conflict minerals requirements into its Supplier Code of Conduct located at http://www.whirlpoolcorp.com/supplier-code-of-conduct/. The Supplier Code of Conduct is incorporated by reference into Whirlpool’s global contract terms and conditions. We also provide instructions and related information to assist our suppliers in responding to the CMRT. In addition, we continue to maintain a dedicated email address, compliance@whirlpool.com, to facilitate supplier communication with us regarding the conflict minerals compliance program.
Grievance Mechanism
Whirlpool has a long established Code of Ethics governing its business conduct. As a part of its compliance programs, Whirlpool has publicly available communication channels for confidential telephone or online reporting of questions regarding its business conduct, including matters relating to conflict minerals and other social responsibility concerns. This reporting mechanism is available at http://www.whirlpoolethicshotline.com and through a dedicated hotline number.
Record Retention

Whirlpool is retaining conflict minerals documentation according to its existing corporate retention policy and procedures.

Industry Participation and Collaboration
With respect to initiatives aimed at improving transparency in the supply chain, we are a member of and support the CFSI (CFSI member code WHIR), and participate on the Smelter Engagement Team. The CFSI has developed a program, the Conflict Free Smelter Program (“CFSP”), which uses independent third-party audits to identify smelters and refiners that have systems in place to ensure sourcing of conflict-free 3TG minerals. Through our membership, we have access to information regarding smelter and mine locations, smelter validation data, information regarding sourcing initiatives, and regulatory developments.
In addition, we actively participate as a member of several industry association groups aligned with our businesses such as the National Association of Manufacturers and the multi-stakeholder group convened by Responsible Sourcing Network.

OECD Step 2: Identify and Assess Risks in the Supply Chain
As outlined above, we identified all in-scope suppliers that provide products to Whirlpool that may contain 3TG. All of these suppliers were sent a request to complete and return a CMRT. For non-responsive suppliers we followed-up frequently with reminder emails, and established an internal escalation process to notify the procurement organization of the lack of response of these suppliers. Suppliers who sent responses in a format other than that requested were asked to resubmit their response using the appropriate version of the CMRT.
We reviewed all responses internally against criteria which was developed to determine whether further engagement was necessary. These criteria included, among other things, completeness, data consistency, and the inclusion of a smelter list when warranted in CMRT submittals. When necessary, we engaged directly with our suppliers to secure revised responses.
The majority of suppliers returning the CMRT to us reported 3TG smelters and refiners at a company level, which does not specify whether the minerals provided by those smelters was included in products supplied to Whirlpool. The RCOI did not provide us with sufficient information to determine the source of the 3TG minerals in our products. Therefore, we conducted due diligence on the source and chain of custody of the 3TG minerals identified by our suppliers.
4. Due Diligence

4.1 Due Diligence Design
Whirlpool developed a conflict minerals due diligence framework conforming to the internationally recognized due diligence framework developed by the OECD titled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.”
4.2 Due Diligence Measures Performed
The due diligence measures we performed are presented below according to steps 3 through 5 of the five-step OECD framework.
OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks
We designed due diligence guidelines and procedures to be followed if Whirlpool identified risks that a supplier sources 3TG minerals from the DRC Zone. We compared the 3TG smelters identified by our suppliers to the CFSI Standard Smelter List. For those smelters that appear on both lists, we were able to determine whether the smelters may have sourced from the DRC Zone and, if so, determine their status using information published on the CFSI website.
Some suppliers reported 3TG minerals that may have originated in the DRC Zone, and also reported smelters whose status was not shown as “compliant” on the CFSI list. In this case, Whirlpool procedures include follow-up inquiries to those suppliers on whether they 1) provided information on all smelters where 3TG minerals are sourced, 2) performed due diligence procedures for non-certified smelters, and 3) were able to determine if 3TG minerals financed or benefited armed groups. Whirlpool also established an escalation process to notify our procurement organization to engage with suppliers who did not respond to our inquiries.
There was no instance where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade, or disengage with a supplier.
OECD Step 4. Carry out Independent Third-party Audit of Smelter/Refiner’s Due Diligence Practices
Due to our downstream position in the 3TG supply chain, we do not have direct relationships with any smelters or refiners. As a member of CFSI, we rely on its program to determine if smelters and refiners are compliant with the CFSI audit protocols.
OECD Step 5. Report Annually on Our Supply Chain Due Diligence
Whirlpool publicly communicates our conflict minerals policy, due diligence activities and related supplier expectations on our supplier code of conduct website, which website contains our Conflict Minerals Report and is located at http://www.whirlpoolcorp.com/supplier-code-of-conduct/. In addition, this report is filed annually with the U.S. Securities and Exchange Commission.
5. Results of Due Diligence

For calendar year 2015, the vast majority of our in-scope suppliers provided data at a company or divisional level, or otherwise were unable to identify specific entities that had processed the 3TGs contained in the products or components supplied to us. As a result, 1) we did not receive sufficient information from the responses by suppliers that acknowledged using 3TG originating in the DRC Zone to allow us to trace the minerals processed by the smelters and refiners utilized by our suppliers to a particular Whirlpool product; and 2) we were unable to determine whether our products contain 3TG minerals that directly or indirectly financed or benefited armed groups in the DRC Zone. Since we are unable to verify the source and chain of custody of the 3TG in our supply chain, we have elected not to present the smelter and refiner names provided by our supply chain in this report.
Of the smelters and refiners reported by our supply chain, a total of 297 unique ones were reported to us that were also identified as smelters by the CFSP. Of these 297 smelters or refiners, 79% were classified as “compliant” or “active” by the CFSP. The remaining smelters had other CFSP classifications.
6. Measures to Improve Due Diligence and Mitigate Risk

For 2015 calendar year, Whirlpool took a number of actions to support responsible in-region 3TG sourcing, including the following:

•	We continued to enhance follow-up procedures and performed due diligence measures to improve the transparency over the supply chain and increase our supplier response rates;

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We established a process to gather smelter information from CFSI on a continuous basis to validate the status of smelters and refiners identified by our suppliers, which helped us identify the percentage of suppliers on our smelter list that are CFSI compliant;

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We actively participated in CFSI, the multi-stakeholder group convened by the Responsible Sourcing Network (RSN), and other industry groups to support solutions aimed at improving supply chain transparency;

•	We continued to monitor leading practices of peer companies to enhance our conflict minerals program;

•	We implemented a process to identify new direct suppliers of Whirlpool and of acquired entities to include them in the RCOI efforts; and

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We created further awareness within the organization regarding conflict minerals compliance by providing training to various groups including but not limited to procurement, sales and marketing and finished product sourcing.

To further mitigate the risk that 3TG minerals in the supply chain benefit armed groups and to identify the origin of those minerals, Whirlpool continues to:

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Perform its supply chain due diligence measures to increase the number of suppliers responding to CMRT surveys and to obtain detailed information from suppliers that responded that they may be sourcing 3TG minerals from the DRC Zone;

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Improve transparency over the supply chain by collaborating with CFSI, as a member, to provide information on the smelters and refiners provided by our suppliers, that are not found in the CFSI list; and

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Institutionalize the conflict minerals compliance program by improving our standard operating procedure, rolling out the procedure to identified business units, and identifying and prioritizing improvement opportunities.

Forward-Looking Statements
This document includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier diligence efforts, development of company processes supporting those efforts and our expectations regarding those company processes. Many of the forward-looking statements contained in this document may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) regulatory changes and judicial developments relating to conflict minerals disclosure, changes in or developments related to our products or our supply chain, and industry developments relating to supply chain diligence, disclosure and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.